Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Revenue
Premiums
Gross	$3,835	$4,080	$11,661	$11,476
Less: Ceded	1,721	1,385	4,817	4,181
Net premiums	2,114	2,695	6,844	7,295
Net investment income (loss):
Interest and other investment income	1,362	1,265	3,961	3,683
Fair value and foreign currency changes on assets and liabilities (Note 5)	(168)	495	(1,173)	3,976
Net gains (losses) on available-for-sale assets	47	48	189	153
Net investment income (loss)	1,241	1,808	2,977	7,812
Fee income	1,338	1,111	3,886	3,282
Total revenue	4,693	5,614	13,707	18,389

Benefits and expenses
Gross claims and benefits paid (Note 7)	3,516	3,080	10,407	9,419
Increase (decrease) in insurance contract liabilities (Note 7)	419	1,663	592	6,260
Decrease (increase) in reinsurance assets (Note 7)	(66)	(68)	(380)	(180)
Increase (decrease) in investment contract liabilities (Note 7)	(32)	3	(39)	59
Reinsurance expenses (recoveries) (Note 8)	(1,662)	(1,357)	(4,638)	(4,033)
Commissions	534	484	1,534	1,389
Net transfer to (from) segregated funds (Note 11)	(27)	(5)	(40)	(11)
Operating expenses	1,245	1,099	3,654	3,346
Premium taxes	74	62	217	183
Interest expense	86	77	242	242
Total benefits and expenses	4,087	5,038	11,549	16,674

Income (loss) before income taxes	606	576	2,158	1,715
Less: Income tax expense (benefit) (Note 9)	79	116	419	367

Total net income (loss)	527	460	1,739	1,348
Less: Net income (loss) attributable to participating policyholders	21	(1)	14	3

Shareholders’ net income (loss)	506	461	1,725	1,345
Less: Preferred shareholders’ dividends	24	26	76	85
Common shareholders’ net income (loss)	$482	$435	$1,649	$1,260

Average exchange rates during the reporting periods:
U.S. dollars	1.31	1.09	1.26	1.09
U.K. pounds	2.03	1.82	1.93	1.83
Earnings (loss) per share (Note 13)
Basic	$0.79	$0.71	$2.69	$2.06
Diluted	$0.79	$0.71	$2.68	$2.05

Dividends per common share	$0.38	$0.36	$1.12	$1.08

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	35

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Total net income (loss)	$527	$460	$1,739	$1,348
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	561	316	1,234	413
Unrealized gains (losses) on net investment hedges	(11)	(7)	(22)	(8)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(182)	(10)	(136)	254
Reclassifications to net income (loss)	(26)	(35)	(103)	(105)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	3	4	3	10
Reclassifications to net income (loss)	(3)	(5)	(4)	(15)
Total items that may be reclassified subsequently to income	342	263	972	549
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(2)	(16)	33	(93)
Total items that will not be reclassified subsequently to income	(2)	(16)	33	(93)
Total other comprehensive income (loss)	340	247	1,005	456
Total comprehensive income (loss)	867	707	2,744	1,804
Less: Participating policyholders’ comprehensive income (loss)	25	2	23	6
Shareholders’ comprehensive income (loss)	$842	$705	$2,721	$1,798
INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$(3)	$1	$(13)	$1
Unrealized gains / losses on available-for-sale assets	52	3	55	(70)
Reclassifications to net income for available-for-sale assets	11	7	42	27
Unrealized gains / losses on cash flow hedges	(1)	(2)	(1)	(4)
Reclassifications to net income for cash flow hedges	1	2	1	5
Total items that may be reclassified subsequently to income	60	11	84	(41)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	2	8	(13)	38
Total items that will not be reclassified subsequently to income	2	8	(13)	38
Total income tax benefit (expense) included in other comprehensive income (loss)	$62	$19	$71	$(3)

The attached notes form part of these Interim Consolidated Financial Statements.

36	Sun Life Financial Inc.	Third Quarter 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at
(unaudited, in millions of Canadian dollars)	September 30, 2015	December 31, 2014
Assets
Cash, cash equivalents and short-term securities (Note 5)	$8,052	$6,818
Debt securities (Note 5)	68,386	66,214
Equity securities (Note 5)	5,232	5,223
Mortgages and loans	38,274	33,679
Derivative assets	2,238	1,839
Other invested assets (Note 5)	2,764	2,375
Policy loans	3,087	2,895
Investment properties	6,505	6,108
Invested assets	134,538	125,151
Other assets	4,086	3,429
Reinsurance assets (Note 7)	5,110	4,042
Deferred tax assets	1,280	1,230
Property and equipment	603	555
Intangible assets	1,455	895
Goodwill	4,582	4,117
Total general fund assets	151,654	139,419
Investments for account of segregated fund holders (Note 11)	88,248	83,938
Total assets	$239,902	$223,357
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 7)	$107,827	$101,228
Investment contract liabilities (Note 7)	2,880	2,819
Derivative liabilities	3,284	1,603
Deferred tax liabilities	340	155
Other liabilities	11,010	9,725
Senior debentures	2,848	2,849
Subordinated debt	2,692	2,168
Total general fund liabilities	130,881	120,547
Insurance contracts for account of segregated fund holders (Note 11)	80,751	76,736
Investment contracts for account of segregated fund holders (Note 11)	7,497	7,202
Total liabilities	$219,129	$204,485
Equity
Issued share capital and contributed surplus	$10,861	$10,805
Retained earnings and accumulated other comprehensive income	9,912	8,067
Total equity	$20,773	$18,872
Total liabilities and equity	$239,902	$223,357

Exchange rates at the end of the reporting periods:
U.S. dollars	1.33	1.16
U.K. pounds	2.01	1.81

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on November 4, 2015.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	37

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2015	September 30, 2014
Shareholders:
Preferred shares
Balance, beginning of period	$2,257	$2,503
Redemption of preferred shares	–	(246)
Balance, end of period	2,257	2,257
Common shares (Note 10)
Balance, beginning of period	8,465	8,304
Stock options exercised	35	52
Common shares purchased for cancellation	(74)	–
Issued under dividend reinvestment and share purchase plan	65	69
Issued as consideration for business acquisition (Note 3)	34	–
Balance, end of period	8,525	8,425
Contributed surplus
Balance, beginning of period	83	95
Share-based payments	3	3
Stock options exercised	(7)	(10)
Balance, end of period	79	88
Retained earnings
Balance, beginning of period	6,762	5,899
Net income (loss)	1,725	1,345
Redemption of preferred shares	–	(4)
Dividends on common shares	(685)	(648)
Dividends on preferred shares	(76)	(85)
Common shares purchased for cancellation (Note 10)	(138)	–
Balance, end of period	7,588	6,507
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	548	329
Unrealized cumulative translation differences, net of hedging activities	773	110
Unrealized gains (losses) on transfers to investment properties	6	6
Unrealized gains (losses) on derivatives designated as cash flow hedges	6	13
Cumulative changes in liabilities for defined benefit plans	(169)	(32)
Balance, beginning of period	1,164	426
Total other comprehensive income (loss) for the period	996	453
Balance, end of period	2,160	879
Total shareholders’ equity, end of period	$20,609	$18,156
Participating policyholders:
Retained earnings
Balance, beginning of period	$135	$126
Net income (loss)	14	3
Balance, end of period	149	129
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	6	1
Balance, beginning of period	6	1
Total other comprehensive income (loss) for the period	9	3
Balance, end of period	15	4
Total participating policyholders’ equity, end of period	$164	$133
Total equity	$20,773	$18,289

The attached notes form part of these Interim Consolidated Financial Statements.

38	Sun Life Financial Inc.	Third Quarter 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$606	$576	$2,158	$1,715
Add: Interest expense related to financing activities	75	75	223	235
Operating items not affecting cash:
Increase (decrease) in contract liabilities	484	1,717	565	6,624
(Increase) decrease in reinsurance assets	(182)	(50)	(504)	(313)
Unrealized (gains) losses on invested assets	834	(2)	2,785	(2,961)
Other non-cash items	(162)	(624)	(1,477)	(592)
Operating cash items:
Deferred acquisition costs	(14)	(12)	(45)	(33)
Realized (gains) losses on assets	(233)	(227)	(755)	(750)
Sales, maturities and repayments of invested assets	9,855	12,968	34,242	52,524
Purchases of invested assets	(10,086)	(13,595)	(34,232)	(54,846)
Change in policy loans	(23)	–	(47)	14
Income taxes received (paid)	(151)	(31)	(365)	(185)
Mortgage securitization (Note 5)	65	–	164	213
Other cash items	197	163	13	223
Net cash provided by (used in) operating activities	1,265	958	2,725	1,868
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(26)	(27)	(65)	(58)
Investment in and transactions with joint ventures and associates	–	7	(3)	(80)
Dividends received from associates and joint ventures		5	32	5
Cash received on sale of discontinued operation	–	–	–	72
Acquisitions, net of cash and cash equivalents acquired (Note 3)	(573)	–	(578)	–
Other investing activities	(16)	(24)	(50)	(43)
Net cash provided by (used in) investing activities	(615)	(39)	(664)	(104)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	24	(23)	55	(251)
Issuance of subordinated debt, net of issuance costs (Note 10)	497	–	497	249
Redemption of subordinated debt	–	–	–	(500)
Redemption of preferred shares	–	–	–	(250)
Issuance of common shares on exercise of stock options	1	22	28	42
Common shares purchased for cancellation (Note 10)	–	–	(212)	–
Dividends paid on common and preferred shares	(228)	(221)	(685)	(665)
Interest expense paid	(52)	(57)	(200)	(223)
Net cash provided by (used in) financing activities	242	(279)	(517)	(1,598)
Changes due to fluctuations in exchange rates	185	74	375	115
Increase (decrease) in cash and cash equivalents	1,077	714	1,919	281
Net cash and cash equivalents, beginning of period	4,206	2,891	3,364	3,324
Net cash and cash equivalents, end of period	5,283	3,605	5,283	3,605
Short-term securities, end of period	2,629	2,561	2,629	2,561
Net cash and cash equivalents and short-term securities, end of period (Note 5)	$7,912	$6,166	$7,912	$6,166

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	39

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.     Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2014 Annual Consolidated Financial Statements. Our Interim Consolidated Financial Statements should be read in conjunction with our 2014 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.     Change in Accounting Policy

Amended International Financial Reporting Standard Issued in 2015

In September 2015, the IASB deferred the effective date of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) from January 1, 2017 to January 1, 2018. IFRS 15 was issued in May 2014 and we are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

3.     Acquisitions

Completed in 2015

On September 1, 2015, we completed the acquisition of the Bentall Kennedy group of companies (“Bentall Kennedy”) for cash consideration of $557. Bentall Kennedy is a real estate investment manager operating in Canada and the U.S. and provides specialized real estate investment management and real estate services, including property management and leasing. The acquired business complements our expertise in asset-liability management, fixed income and alternative asset classes by extending our real estate and mortgage investment capabilities. The fair value of the net identifiable assets acquired was $392, which includes intangible assets of $475 and a net deferred tax liability of $83. The acquired intangible assets include finite life intangible assets of $125 and indefinite life intangible assets of $350. The finite life intangible assets relate to client relationships which are subject to amortization on a straight-line basis over their projected economic lives of 20 years. The indefinite life intangible assets relate to fund management contracts and will not be amortized. We recognized goodwill of $165 as a result of this transaction. Although the valuation and purchase price accounting have largely been completed, the amounts recognized may change due to the recent closing of this acquisition.

On July 31, 2015, we completed the acquisition of all of the shares of Prime Advisors, Inc. (“Prime Advisors”) for cash consideration of $76. The acquired business increased our capacity for liability-driven investing as Prime Advisors specializes in customized fixed income portfolios, primarily for U.S. insurance companies. The fair value of the net identifiable assets acquired in the transaction was $23, which includes a client relationship intangible asset of $16 that is subject to amortization on a straight-line basis over its projected economic life of 15 years. We recognized goodwill of $53 as a result of this transaction. Although the valuation and purchase price accounting have largely been completed, the amounts recognized may change due to the recent closing of this acquisition.

On April 2, 2015, we completed the acquisition of all the shares of Ryan Labs Asset Management Inc., previously Ryan Labs, Inc., (“Ryan Labs”), a New York-based asset manager for $46. The acquired business increased our capacity for liability-driven investing and total return fixed income strategies in the United States. The purchase price consisted of SLF Inc. common shares valued at $34, cash of $5, and estimated contingent consideration of $7 to be paid in SLF Inc. common shares if certain future performance targets are achieved. The fair value of the net identifiable assets acquired in the transaction was $9, which includes an intangible asset of $11 and a related deferred tax liability of $5. The acquired intangible asset consists of client relationships which are subject to amortization on a straight-line basis over its projected economic life of 15 years. We recognized goodwill of $37 as a result of this transaction.

Goodwill arising from these transactions includes the benefit of synergies, future business and other economic benefits.

40	Sun Life Financial Inc.	Third Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The Sun Life Financial Asset Management (“SLF Asset Management”) reportable segment in Note 4 includes the results of the entities acquired. The net assets acquired, including intangible assets and goodwill, are also included in that reportable segment. As a result of these acquisitions, total general fund assets increased by $882 and total general fund liabilities increased by $203 in the SLF Asset Management segment, calculated as at the dates of the acquisitions. The increase in total general fund assets included an increase of $60 due to cash and cash equivalents acquired.

The Total revenue and Total net income (loss) from these acquisitions included in our Interim Consolidated Statements of Operations from the dates of acquisition to September 30, 2015 were $29 and $5, respectively. Had these acquisitions been completed as at January 1, 2015, Total revenue and Total net income (loss) in our Interim Consolidated Statements of Operations for the nine months ended September 30, 2015 would have been $13,856 and $1,757, respectively. For the nine months ended September 30, 2015, we incurred acquisition costs of $12 that were included in Operating expenses.

Pending Acquisition

On September 9, 2015, we entered into an agreement with Assurant, Inc. (“Assurant”) to acquire Assurant’s U.S. Employee Benefits business for a cash consideration of US$940 which consists of a ceding commission and a payment for the acquisition of direct subsidiaries. The transaction will add new capabilities and increase the size and scale of our Sun Life Financial United States (“SLF U.S.”) business segment. The acquisition will be financed using a combination of cash and subordinated debt issued by SLF Inc. The transaction is expected to close by the end of the first quarter of 2016 and is subject to regulatory approvals and customary closing conditions.

4.     Segmented Information

In the third quarter of 2015, we renamed our MFS segment to SLF Asset Management to reflect our acquisitions that were completed in 2015. This segment includes the operations of MFS Investment Management, previously reported as the MFS segment. The operations of Sun Life Investment Management (“SLIM”) have been added to this segment. SLIM consists of the results of acquisitions completed in 2015 as described in Note 3, and our third-party business in Sun Life Investment Management Inc.

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), SLF U.S., SLF Asset Management, Sun Life Financial Asia (“SLF Asia”), and Corporate.

These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“U.K.”) business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and by SLF Asset Management to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

Management considers its external clients to be individuals and corporations. We are not reliant on any individual client as none are individually significant to our operations.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	41

Results by segment for the three months ended September 30 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2015
Gross premiums:
Annuities	$345	$25	$–	$–	$4	$–	$374
Life insurance	956	560	–	274	28	–	1,818
Health insurance	1,039	596	–	4	4	–	1,643
Total gross premiums	2,340	1,181	–	278	36	–	3,835
Less: ceded premiums	1,391	153	–	11	166	–	1,721
Net investment income (loss)	202	814	–	(20)	260	(15)	1,241
Fee income	238	51	950	77	41	(19)	1,338
Total revenue	1,389	1,893	950	324	171	(34)	4,693
Less:
Total benefits and expenses	1,183	1,881	637	233	187	(34)	4,087
Income tax expense (benefit)	58	(52)	109	14	(50)	–	79
Total net income (loss)	$148	$64	$204	$77	$34	$–	$527
2014
Gross premiums:
Annuities	$664	$144	$–	$–	$10	$–	$818
Life insurance	878	683	–	201	30	–	1,792
Health insurance	979	483	–	5	3	–	1,470
Total gross premiums	2,521	1,310	–	206	43	–	4,080
Less: ceded premiums	1,242	130	–	8	5	–	1,385
Net investment income (loss)	967	395	(13)	99	375	(15)	1,808
Fee income	224	46	770	59	26	(14)	1,111
Total revenue	2,470	1,621	757	356	439	(29)	5,614
Less:
Total benefits and expenses	2,175	1,640	540	294	418	(29)	5,038
Income tax expense (benefit)	55	(15)	80	11	(15)	–	116
Total net income (loss)	$240	$(4)	$137	$51	$36	$–	$460

42	Sun Life Financial Inc.	Third Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the nine months ended September 30 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2015
Gross premiums:
Annuities	$1,427	$119	$–	$–	$17	$–	$1,563
Life insurance	2,778	1,664	–	759	81	–	5,282
Health insurance	3,073	1,717	–	12	14	–	4,816
Total gross premiums	7,278	3,500	–	771	112	–	11,661
Less: ceded premiums	4,166	450	–	29	172	–	4,817
Net investment income (loss)	1,887	818	1	73	244	(46)	2,977
Fee income	722	152	2,720	225	121	(54)	3,886
Total revenue	5,721	4,020	2,721	1,040	305	$(100)	13,707
Less:
Total benefits and expenses	4,945	3,747	1,893	765	299	(100)	11,549
Income tax expense (benefit)	148	40	314	37	(120)	–	419
Total net income (loss)	$628	$233	$514	$238	$126	$–	$1,739
2014
Gross premiums:
Annuities	$1,548	$282	$–	$–	$22	$–	$1,852
Life insurance	2,628	1,951	–	570	82	–	5,231
Health insurance	2,938	1,435	–	12	8	–	4,393
Total gross premiums	7,114	3,668	–	582	112	–	11,476
Less: ceded premiums	3,760	379	–	24	18	–	4,181
Net investment income (loss)	4,312	2,156	(12)	541	858	(43)	7,812
Fee income	661	134	2,254	166	112	(45)	3,282
Total revenue	8,327	5,579	2,242	1,265	1,064	(88)	18,389
Less:
Total benefits and expenses	7,545	5,351	1,664	1,113	1,089	(88)	16,674
Income tax expense (benefit)	109	52	244	32	(70)	–	367
Total net income (loss)	$673	$176	$334	$120	$45	$–	$1,348

5.     Total Invested Assets and Related Net Investment Income

5.A Asset Classification

The carrying values of our debt securities, equity securities, and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
September 30, 2015
Debt securities	$55,201	$13,185	$–	$68,386
Equity securities	$4,376	$856	$–	$5,232
Other invested assets	$1,673	$176	$915	$2,764

December 31, 2014
Debt securities	$53,127	$13,087	$–	$66,214
Equity securities	$4,357	$866	$–	$5,223
Other invested assets	$1,347	$136	$892	$2,375

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	43

5.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Fair value change:
Cash, cash equivalents and short-term securities	$26	$3	$43	$7
Debt securities	(30)	495	(753)	2,913
Equity securities	(302)	14	(250)	344
Derivative investments	(406)	(344)	(1,469)	210
Other invested assets	11	(4)	49	27
Total change in fair value through profit or loss assets and liabilities	(701)	164	(2,380)	3,501
Fair value changes on investment properties	47	31	163	128
Foreign exchange gains (losses)(1)(2)	486	300	1,044	347
Fair value and foreign currency changes on assets and liabilities	$(168)	$495	$(1,173)	$3,976

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

(2)	Foreign exchange gains (losses) for 2014 have been reclassified from Interest and other investment income to be consistent with current year presentation.

5.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $5 and $7 for the three and nine months ended September 30, 2015, respectively ($nil and $15 for the three and nine months ended September 30, 2014).

5.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	September 30, 2015	December 31, 2014	September 30, 2014
Cash	$1,647	$1,283	$1,329
Cash equivalents	3,776	2,085	2,307
Short-term securities	2,629	3,450	2,561
Cash, cash equivalents and short-term securities	8,052	6,818	6,197
Less: Bank overdraft, recorded in Other liabilities	140	4	31
Net cash, cash equivalents and short-term securities	$7,912	$6,814	$6,166

5.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities (“NHA MBS”) Program sponsored by the Canada Mortgage and Housing Corporation (“CMHC”). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third-party investors under the Canadian Mortgage Bond (“CMB”) program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to prepayment and interest rate risk associated with these assets. There are no expected credit losses on the securitized mortgages as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Interim Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Interim Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account (“PRA”) to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate the reinvestment risk using interest rate swaps.

44	Sun Life Financial Inc.	Third Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The carrying value and fair value of the securitized mortgages as at September 30, 2015 are $457 and $474, respectively ($299 and $311 as at December 31, 2014). The carrying value and fair value of the associated liabilities as at September 30, 2015 are $467 and $485, respectively ($303 and $313 as at December 31, 2014). The carrying value of asset-backed securities in the PRA as at September 30, 2015 and December 31, 2014 are $13 and $6, respectively. There are no cash and cash equivalents in the PRA as at September 30, 2015 and December 31, 2014.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2014 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at September 30, 2015 and December 31, 2014.

5.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2014 Annual Consolidated Financial Statements.

5.F.i Fair Value Hierarchy

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, over-the-counter derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at September 30, 2015	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$7,323	$729	$–	$8,052
Debt securities – fair value through profit or loss	1,174	53,380	647	55,201
Debt securities – available-for-sale	317	12,486	382	13,185
Equity securities – fair value through profit or loss	2,549	1,652	175	4,376
Equity securities – available-for-sale	686	170	–	856
Derivative assets	19	2,219	–	2,238
Other invested assets	711	80	1,058	1,849
Investment properties	–	–	6,505	6,505
Total invested assets measured at fair value	$12,779	$70,716	$8,767	$92,262
Investments for account of segregated fund holders	$27,118	$60,403	$727	$88,248
Total assets measured at fair value	$39,897	$131,119	$9,494	$180,510
Liabilities
Investment contract liabilities	$–	$–	$5	$5
Derivative liabilities	45	3,239	–	3,284
Total liabilities measured at fair value	$45	$3,239	$5	$3,289

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	45

Debt securities – fair value through profit or loss consist of the following:

As at September 30, 2015	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,664	$40	$1,704
Canadian provincial and municipal government	–	9,959	38	9,997
U.S. government and agency	1,174	59	8	1,241
Other foreign government	–	5,910	27	5,937
Corporate	–	33,036	380	33,416
Asset-backed securities:
Commercial mortgage-backed securities	–	1,388	13	1,401
Residential mortgage-backed securities	–	998	7	1,005
Collateralized debt obligations	–	33	70	103
Other	–	333	64	397
Total debt securities – fair value through profit or loss	$1,174	$53,380	$647	$55,201

Debt securities – available-for-sale consist of the following:

As at September 30, 2015	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,578	$–	$1,578
Canadian provincial and municipal government	–	809	–	809
U.S. government and agency	317	–	–	317
Other foreign government	–	735	3	738
Corporate	–	7,829	89	7,918
Asset-backed securities:
Commercial mortgage-backed securities	–	949	18	967
Residential mortgage-backed securities	–	208	–	208
Collateralized debt obligations	–	–	213	213
Other	–	378	59	437
Total debt securities – available-for-sale	$317	$12,486	$382	$13,185

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$5,596	$1,222	$–	$6,818
Debt securities – fair value through profit or loss	1,125	51,111	891	53,127
Debt securities – available-for-sale	345	12,462	280	13,087
Equity securities – fair value through profit or loss	2,626	1,606	125	4,357
Equity securities – available-for-sale	722	144	–	866
Derivative assets	21	1,818	–	1,839
Other invested assets	625	70	788	1,483
Investment properties	–	–	6,108	6,108
Total invested assets measured at fair value	$11,060	$68,433	$8,192	$87,685
Investments for account of segregated fund holders	$27,510	$55,898	$530	$83,938
Total assets measured at fair value	$38,570	$124,331	$8,722	$171,623
Liabilities
Investment contract liabilities	$–	$11	$5	$16
Derivative liabilities	13	1,590	–	1,603
Total liabilities measured at fair value	$13	$1,601	$5	$1,619

46	Sun Life Financial Inc.	Third Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – fair value through profit or loss consist of the following:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,814	$17	$1,831
Canadian provincial and municipal government	–	10,314	21	10,335
U.S. government and agency	1,125	50	8	1,183
Other foreign government	–	5,234	71	5,305
Corporate	–	31,050	611	31,661
Asset-backed securities:
Commercial mortgage-backed securities	–	1,388	28	1,416
Residential mortgage-backed securities	–	742	31	773
Collateralized debt obligations	–	28	71	99
Other	–	491	33	524
Total debt securities – fair value through profit or loss	$1,125	$51,111	$891	$53,127

Debt securities – available-for-sale consist of the following:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,717	$–	$1,717
Canadian provincial and municipal government	–	768	–	768
U.S. government and agency	345	61	–	406
Other foreign government	–	535	1	536
Corporate	–	7,929	99	8,028
Asset-backed securities:
Commercial mortgage-backed securities	–	939	3	942
Residential mortgage-backed securities	–	215	–	215
Collateralized debt obligations	–	–	136	136
Other	–	298	41	339
Total debt securities – available-for-sale	$345	$12,462	$280	$13,087

There were no significant transfers between Level 1 and Level 2 for the three and nine months ended September 30, 2015 and September 30, 2014.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	47

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ended September 30, 2015:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$771	$2	$–	$75	$–	$(7)	$25	$(237)	$18	$647	$(2)
Debt securities – available-for-sale	342	4	1	57	–	(2)	–	(34)	14	382	1
Equity securities – fair value through profit or loss	165	2	–	1	–	–	–	–	7	175	2
Other invested assets	923	46	1	119	(35)	–	–	–	4	1,058	46
Investment properties	6,372	28	–	105	(121)	–	–	–	121	6,505	56
Total invested assets measured at fair value	$8,573	$82	$2	$357	$(156)	$(9)	$25	$(271)	$164	$8,767	$103
Investments for account of segregated fund holders	$721	$21	$–	$95	$(117)	$–	$–	$(10)	$17	$727	$24
Total assets measured at fair value	$9,294	$103	$2	$452	$(273)	$(9)	$25	$(281)	$181	$9,494	$127
Liabilities(5)
Investment contract liabilities	$5	$–	$–	$–	$–	$–	$–	$–	$–	$5	$–
Total liabilities measured at fair value	$5	$–	$–	$–	$–	$–	$–	$–	$–	$5	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and Other Comprehensive Income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

48	Sun Life Financial Inc.	Third Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the nine months ended September 30, 2015:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$891	$12	$–	$247	$(7)	$(61)	$107	$(594)	$52	$647	$(8)
Debt securities – available-for-sale	280	7	1	262	(3)	(12)	8	(186)	25	382	1
Equity securities – fair value through profit or loss	125	11	–	28	(2)	–	–	–	13	175	8
Other invested assets	788	75	(5)	259	(67)	–	–	–	8	1,058	76
Investment properties	6,108	124	–	261	(236)	–	–	–	248	6,505	179
Total invested assets measured at fair value	$8,192	$229	$(4)	$1,057	$(315)	$(73)	$115	$(780)	$346	$8,767	$256
Investments for account of segregated fund holders	$530	$48	$–	$214	$(126)	$(1)	$16	$(15)	$61	$727	$57
Total assets measured at fair value	$8,722	$277	$(4)	$1,271	$(441)	$(74)	$131	$(795)	$407	$9,494	$313
Liabilities(5)
Investment contract liabilities	$5	$–	$–	$–	$–	$–	$–	$–	$–	$5	$–
Total liabilities measured at fair value	$5	$–	$–	$–	$–	$–	$–	$–	$–	$5	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	49

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ended September 30, 2014:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$750	$3	$–	$141	$–	$(3)	$54	$(159)	$18	$804	$3
Debt securities – available-for-sale	197	2	(1)	114	–	(2)	–	(11)	9	308	(1)
Equity securities – fair value through profit or loss	123	(4)	–	7	(3)	–	–	–	3	126	(4)
Other invested assets	690	6	(6)	56	(18)	–	–	–	3	731	7
Investment properties	6,054	19	–	49	(33)	–	–	–	74	6,163	39
Total invested assets measured at fair value	$7,814	$26	$(7)	$367	$(54)	$(5)	$54	$(170)	$107	$8,132	$44
Investments for account of segregated fund holders	$543	$15	$–	$20	$(96)	$–	$5	$–	$(1)	$486	$5
Total assets measured at fair value	$8,357	$41	$(7)	$387	$(150)	$(5)	$59	$(170)	$106	$8,618	$49
Liabilities(5)
Investment contract liabilities	$7	$(1)	$–	$–	$–	$(1)	$–	$–	$–	$5	$–
Total liabilities measured at fair value	$7	$(1)	$–	$–	$–	$(1)	$–	$–	$–	$5	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

50	Sun Life Financial Inc.	Third Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the nine months ended September 30, 2014:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,017	$4	$2	$436	$(30)	$(29)	$80	$(699)	$23	$804	$(1)
Debt securities – available-for-sale	307	1	4	266	(99)	(27)	–	(152)	8	308	3
Equity securities – fair value through profit or loss	115	4	–	7	(3)	–	–	–	3	126	3
Other invested assets	618	20	1	146	(57)	–	–	–	3	731	22
Investment properties	6,092	87	–	138	(240)	–	–	–	86	6,163	131
Total invested assets measured at fair value	$8,149	$116	$7	$993	$(429)	$(56)	$80	$(851)	$123	$8,132	$158
Investments for account of segregated fund holders	$482	$32	$–	$74	$(113)	$(1)	$–	$(2)	$14	$486	$27
Total assets measured at fair value	$8,631	$148	$7	$1,067	$(542)	$(57)	$80	$(853)	$137	$8,618	$185
Liabilities(5)
Investment contract liabilities	$7	$(1)	$–	$–	$–	$(1)	$–	$–	$–	$5	$–
Total liabilities measured at fair value	$7	$(1)	$–	$–	$–	$(1)	$–	$–	$–	$5	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

6.     Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2014 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2015. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	51

7.     Insurance Contract Liabilities and Investment Contract Liabilities

7.A Insurance Contract Liabilities

7.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended September 30, 2015			For the nine months ended September 30, 2015
	Insurance contract liabilities	Reinsurance Assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$98,568	$4,234	$94,334	$95,243	$3,671	$91,572
Change in balances on in-force policies	(24)	98	(122)	(1,400)	135	(1,535)
Balances arising from new policies	301	26	275	1,715	241	1,474
Method and assumption changes	142	(58)	200	277	4	273
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	419	66	353	592	380	212
Foreign exchange rate movements	2,459	233	2,226	5,611	482	5,129
Balances before Other policy liabilities and assets, end of period	101,446	4,533	96,913	101,446	4,533	96,913
Other policy liabilities and assets	6,381	577	5,804	6,381	577	5,804
Balances, end of period	$107,827	$5,110	$102,717	$107,827	$5,110	$102,717

	For the three months ended September 30, 2014			For the nine months ended September 30, 2014
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$88,391	$3,535	$84,856	$83,426	$3,414	$80,012
Change in balances on in-force policies	792	(136)	928	4,424	(72)	4,496
Balances arising from new policies	677	20	657	1,699	67	1,632
Method and assumption changes	194	184	10	137	185	(48)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	1,663	68	1,595	6,260	180	6,080
Foreign exchange rate movements	1,354	144	1,210	1,722	153	1,569
Balances before Other policy liabilities and assets, end of period	91,408	3,747	87,661	91,408	3,747	87,661
Other policy liabilities and assets	5,827	380	5,447	5,827	380	5,447
Balances, end of period	$97,235	$4,127	$93,108	$97,235	$4,127	$93,108

52	Sun Life Financial Inc.	Third Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.A.ii Impact of Method and Assumption Changes

Impacts of method and assumptions changes on insurance contract liabilities net of reinsurance assets are as follows:

	For the three months ended September 30, 2015	For the nine months ended September 30, 2015	Description
Mortality / Morbidity	$(214)	$(204)	Updates to reflect mortality/morbidity experience in all jurisdictions and changes to future mortality improvement assumptions in the International insurance business in SLF U.S.
Lapse and other policyholder behaviour	760	755	Updates to reflect experience as discussed below.
Expense	89	87	Updates to reflect expense studies primarily in our International wealth business in SLF U.S. and the individual wealth business in SLF Canada.
Investment returns	(173)	(170)	Updates to various investment related assumptions. The largest item is a change to the provision for investment risk in the SLF Canada participating account.
Model enhancements and other	(262)	(195)	Other changes, the largest of which is a change in the tax assumptions in the SLF U.S. insurance business.
Total impact	$200	$273

Changes in lapse and policyholder behaviour assumptions are primarily in the individual insurance businesses in SLF Canada and SLF U.S. The largest items, which all had negative impacts, were the increase in lapse rates at renewal for term insurance in SLF Canada to reflect a stronger link between lapse rates and the size of the renewal premium increase; the reduction in lapse rates at medium policy durations for Universal Life policies in SLF Canada to reflect emerging experience; the reduction in assumed premium payments for flexible premium insurance policies in SLF U.S. to reflect the increasing tendency of policyholders to stop paying premiums when their policy becomes fully funded; and the reduction in lapse rates on International insurance policies, especially for no-lapse-guarantee policies.

	For the three months ended September 30, 2014	For the nine months ended September 30, 2014	Description
Mortality / Morbidity	$38	$37	Updates to reflect recent experience.
Lapse and other policyholder behaviour	238	235	Updates to reflect recent lapse and premium persistency experience across product lines and jurisdictions.
Expense	(8)	(2)	Updates to reflect lower than previously assumed maintenance expenses.
Investment returns	(132)	(136)	Primarily updates to credit spread assumptions, asset default assumptions, and provisions for investment risks in the participating accounts.
Model enhancements	(126)	(182)	Reflects various modelling enhancements, with the largest impact in SLF Canada Group Benefits.
Total impact	$10	$(48)

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	53

7.B Investment Contract Liabilities

7.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended September 30, 2015		For the nine months ended September 30, 2015
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$10	$2,149	$16	$2,142
Deposits	–	86	–	265
Interest	–	12	–	33
Withdrawals	(6)	(50)	(12)	(249)
Fees	–	(1)	–	(3)
Change in fair value	–	–	–	–
Other	–	6	(1)	11
Foreign exchange rate movements	1	(5)	2	(2)
Balances, end of period	$5	$2,197	$5	$2,197

	For the three months ended September 30, 2014		For the nine months ended September 30, 2014
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$19	$2,088	$18	$2,000
Deposits	–	122	–	386
Interest	–	13	–	34
Withdrawals	(1)	(109)	(1)	(317)
Fees	–	–	–	(2)
Change in fair value	(2)	–	(1)	–
Other	–	4	1	16
Foreign exchange rate movements	1	1	–	2
Balances, end of period	$17	$2,119	$17	$2,119

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Balances, beginning of period	$683	$622	$661	$584
Change in liabilities on in-force policies	(48)	(10)	(79)	3
Liabilities arising from new policies	4	2	7	23
Increase (decrease) in liabilities	(44)	(8)	(72)	26
Foreign exchange rate movements	39	26	89	30
Balances, end of period	$678	$640	$678	$640

7.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Maturities and surrenders	$732	$687	$2,174	$2,175
Annuity payments	443	322	1,309	954
Death and disability benefits	909	792	2,660	2,401
Health benefits	1,158	1,047	3,446	3,102
Policyholder dividends and interest on claims and deposits	274	232	818	787
Total gross claims and benefits paid	$3,516	$3,080	$10,407	$9,419

54	Sun Life Financial Inc.	Third Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8.     Reinsurance

8.A Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Recovered claims and benefits	$1,419	$1,122	$4,029	$3,440
Commissions	24	14	52	40
Reserve adjustments	86	95	161	172
Operating expenses and other	133	126	396	381
Reinsurance (expenses) recoveries	$1,662	$1,357	$4,638	$4,033

8.B Reinsurance Gains or Losses

During the quarter, we entered into a reinsurance arrangement that resulted in a profit on inception of $13 after tax for the three and nine months ended September 30, 2015 ($nil for the three and nine months ended September 30, 2014).

9.     Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the nine months ended
	September 30, 2015		September 30, 2014		September 30, 2015		September 30, 2014
		%		%		%		%
Total net income (loss)	$527		$460		$1,739		$1,348
Add: Income tax expense (benefit)	79		116		419		367
Total net income (loss) before income taxes	$606		$576		$2,158		$1,715
Taxes at the combined Canadian federal and provincial statutory income tax rate	$162	26.8	$152	26.5	$577	26.8	$454	26.5

Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(52)	(8.6)	4	0.6	(28)	(1.3)	44	2.6
Tax (benefit) cost of unrecognized tax losses and tax credits	1	0.2	(10)	(1.7)	22	1.0	(8)	(0.5)
Tax exempt investment income	(14)	(2.3)	(28)	(4.9)	(90)	(4.3)	(105)	(6.1)
Tax rate and other legislative changes	–	–	–	–	(5)	(0.2)	–	–
Adjustments in respect of prior periods, including resolution of tax disputes	(30)	(5.1)	(2)	(0.4)	(65)	(3.0)	(19)	(1.1)
Other	12	2.0	–	–	8	0.4	1	–
Total tax expense (benefit) and effective income tax rate	$79	13.0	$116	20.1	$419	19.4	$367	21.4

In the second quarter of 2015, a provincial corporate tax rate increase from 10% to 12% was enacted in Alberta, Canada. As a result, our statutory tax rate increased from 26.5% in 2014 to 26.75% (rounded to 26.8% in the table above) in 2015 and future years.

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates, such as the U.S., result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax (benefit) cost of unrecognized tax losses and tax credits for the three months ended September 30, 2015 mainly includes unrecognized losses in the U.K. The amount for the nine months ended September 30, 2015 includes unrecognized losses arising on the finalization of 2014 Canadian tax filings. The tax benefit for the three and nine months ended September 30, 2014 mainly reflected recognition of foreign tax credits.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	55

Tax exempt investment income includes tax rate differences related to various types of investment income that is taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three and nine months ended September 30, 2015 relates primarily to audit adjustments and the finalization of 2014 tax filings in Canada and the U.S. In 2014, the adjustments mainly related to the finalization of tax filings in various jurisdictions.

10.     Capital Management

10.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 22 of our 2014 Annual Consolidated Financial Statements.

Sun Life Assurance is subject to the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). Sun Life Assurance’s MCCSR ratio as at September 30, 2015 was above the minimum levels that would require any regulatory or corrective action. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at September 30, 2015. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at September 30, 2015.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

10.B Significant Capital Transactions

10.B.i Common Shares

Changes in common shares issued and outstanding are as follows:

For the nine months ended September 30,	2015		2014
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	613.1	$8,465	609.4	$8,304
Stock options exercised	1.0	35	1.5	52
Common shares purchased for cancellation(1)	(5.3)	(74)	–	–
Shares issued under the dividend reinvestment and share purchase plan(2)	1.5	65	1.8	69
Shares issued as consideration for business acquisition (Note 3)	0.9	34	–	–
Balance, end of period	611.2	$8,525	612.7	$8,425

(1)

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase and cancel up to 9 million common shares between November 10, 2014 and November 9, 2015, through the facilities of the Toronto Stock Exchange and alternative Canadian trading platforms, at prevailing market rates. The common shares purchased and cancelled under this program during the first three quarters of 2015 were purchased at an average price per share of $39.97 for a total price of $212. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Interim Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

(2)

Common shares issued under the SLF Inc.’s Dividend Reinvestment and Share Purchase Plan for dividend reinvestments in the first three quarters of 2015 and 2014 were issued from treasury at no discount. SLF Inc. also issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

10.B.ii Preferred Shares

On May 13, 2015, SLF Inc. announced that it did not intend to exercise its right to redeem its Class A Non-Cumulative Rate Reset Preferred Shares Series 8R (the “Series 8R Shares”) on June 30, 2015 and therefore, holders of these shares had a right to convert all or part of their Series 8R Shares on a one-for-one basis into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (the “Series 9QR Shares”) on June 30, 2015. On June 30, 2015, 6.0 million of the 11.2 million Series 8R Shares were converted into Series 9QR Shares. As a result, 5.2 million Series 8R Shares and 6.0 million of the Series 9QR Shares were outstanding as at June 30, 2015. On June 30, 2015, the quarterly dividend rate on the Series 8R Shares was reset for the period commencing on June 30, 2015 to but excluding June 30, 2020 to 2.275% per annum. Holders of the Series 9QR Shares will receive a floating non-cumulative quarterly dividend at an annual rate equal to the then 3-month Government of Canada treasury bill yield

56	Sun Life Financial Inc.	Third Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

plus 1.41%. The dividend rate on the Series 9QR Shares for the period commencing on September 30, 2015 to but excluding December 31, 2015, is 1.786% per annum. Subject to regulatory approval, SLF Inc. may redeem the Series 8R Shares and the Series 9QR Shares in whole or in part, at par, on June 30, 2020 and on June 30 every five years thereafter and may redeem the Series 9QR Shares on any other date at $25.50 per share.

10.B.iii Subordinated Debt

On September 25, 2015, SLF Inc. issued $500 principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures due 2025 (the “Debentures”). The net proceeds of $497 will be used to partially fund the acquisition of the U.S. Employee Benefits business of Assurant and may also be used for general corporate purposes. The Debentures bear interest at a fixed rate of 2.60% per annum payable in equal semi-annual instalments to, but excluding September 25, 2020, and, from September 25, 2020 to but excluding the maturity date, September 25, 2025, at a variable rate equal to the Canadian dollar offered rate for three-months bankers’ acceptances (“CDOR”) plus 1.43% per annum payable in quarterly instalments. At SLF Inc.’s option, and subject to prior approval of Superintendent of Financial Institutions, SLF Inc. may redeem the Debentures, in whole or in part, on or after September 25, 2020 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The Debentures are direct, unsecured subordinated obligations of SLF Inc. and rank equally and rateably with all other subordinated unsecured indebtedness of SLF Inc. The Debentures qualify as capital for Canadian regulatory purposes.

11.     Segregated Funds

11.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	September 30, 2015	December 31, 2014
Segregated and mutual fund units	$73,207	$69,402
Equity securities	10,720	10,600
Debt securities	3,246	3,050
Cash, cash equivalents and short-term securities	819	686
Investment properties	465	391
Mortgages	35	30
Other assets	97	99
Total assets	$88,589	$84,258
Less: Liabilities arising from investing activities	$341	$320
Total investments for account of segregated fund holders	$88,248	$83,938

11.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Balances, beginning of period	$82,713	$75,332	$7,787	$7,129
Additions to segregated funds:
Deposits	2,608	1,876	18	31
Net transfer (to) from general funds	(27)	(5)	–	–
Net realized and unrealized gains (losses)	(3,003)	198	(452)	35
Other investment income	398	437	56	48
Total additions	$(24)	$2,506	$(378)	$114
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,064	2,762	143	116
Management fees	204	185	17	20
Taxes and other expenses	39	29	(2)	3
Foreign exchange rate movements	(369)	(93)	(246)	1
Total deductions	$1,938	$2,883	$(88)	$140
Net additions (deductions)	$(1,962)	$(377)	$(290)	$(26)
Balances, end of period	$80,751	$74,955	$7,497	$7,103

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	57

	Insurance contracts		Investment contracts
For the nine months ended	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Balances, beginning of period	$76,736	$69,088	$7,202	$7,053
Additions to segregated funds:
Deposits	9,434	6,999	90	95
Net transfer (to) from general funds	(40)	(11)	–	–
Net realized and unrealized gains (losses)	(441)	4,761	(224)	(22)
Other investment income	1,048	856	166	160
Total additions	$10,001	$12,605	$32	$233
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	6,418	6,435	516	353
Management fees	600	555	61	64
Taxes and other expenses	116	90	5	7
Foreign exchange rate movements	(1,148)	(342)	(845)	(241)
Total deductions	$5,986	$6,738	$(263)	$183
Net additions (deductions)	$4,015	$5,867	$295	$50
Balances, end of period	$80,751	$74,955	$7,497	$7,103

12.     Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2015
Revenue	$94	$3,686	$1,422	$(509)	$4,693
Shareholders’ net income (loss)	$506	$490	$(25)	$(465)	$506

September 30, 2014
Revenue	$(30)	$4,808	$1,079	$(243)	$5,614
Shareholders’ net income (loss)	$447	$390	$169	$(545)	$461

Results for the nine months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2015
Revenue	$283	$10,820	$3,386	$(782)	$13,707
Shareholders’ net income (loss)	$1,725	$1,371	$226	$(1,597)	$1,725

September 30, 2014
Revenue	$130	$15,960	$3,617	$(1,318)	$18,389
Shareholders’ net income (loss)	$1,331	$1,109	$323	$(1,418)	$1,345

58	Sun Life Financial Inc.	Third Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2015
Invested assets	$21,541	$127,034	$6,349	$(20,386)	$134,538
Total other general fund assets	$9,682	$20,302	$22,354	$(35,222)	$17,116
Investments for account of segregated fund holders	$–	$88,200	$48	$–	$88,248
Insurance contract liabilities	$–	$108,116	$6,886	$(7,175)	$107,827
Investment contract liabilities	$–	$2,880	$–	$–	$2,880
Total other general fund liabilities	$10,614	$20,445	$20,072	$(30,957)	$20,174

December 31, 2014
Invested assets	$19,211	$118,450	$5,412	$(17,922)	$125,151
Total other general fund assets	$9,354	$17,074	$19,124	$(31,284)	$14,268
Investments for account of segregated fund holders	$–	$83,891	$47	$–	$83,938
Insurance contract liabilities	$–	$101,440	$5,700	$(5,912)	$101,228
Investment contract liabilities	$–	$2,819	$–	$–	$2,819
Total other general fund liabilities	$9,834	$17,112	$17,925	$(28,371)	$16,500

13.     Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Common shareholders’ net income (loss) for basic earnings per share	$482	$435	$1,649	$1,260
Add: increase in income due to convertible instruments(1)	3	3	8	8
Common shareholders’ net income (loss) on a diluted basis	$485	$438	$1,657	$1,268
Weighted average number of common shares outstanding for basic earnings per share (in millions)	611	612	612	611
Add: dilutive impact of stock options(2) (in millions)	1	2	1	1
Add: dilutive impact of convertible securities(1) (in millions)	5	5	5	6
Weighted average number of common shares outstanding on a diluted basis (in millions)	617	619	618	618
Basic earnings (loss) per share	$0.79	$0.71	$2.69	$2.06
Diluted earnings (loss) per share	$0.79	$0.71	$2.68	$2.05

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 2 million stock options for the three and nine months ended September 30, 2015 (3 million for the three and nine months ended September 30, 2014) because these stock options were antidilutive for the period.

14.     Subsequent Event

On October 8, 2015, SLF Inc. announced its intention to redeem all of the outstanding $600 principal amount of Series A Senior Unsecured 4.80% Fixed/Floating debentures due 2035 which are redeemable at SLF Inc.’s option on November 23, 2015 at a redemption price equal to the principal amount together with accrued and unpaid interest to that date.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	59